October 23, 2009

Via Edgar

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:	Kyocera Corporation

Form 20-F for the Fiscal Year ended March 31, 2009

Filed June 30, 2009

File No. 001-07952

Dear Mr. Jaramillo:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 8, 2009, with respect to Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2009, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

Form 20-F for the Fiscal Year ended March 31, 2009

Item 5. Operating and Financial Review and Prospects, page 30

Results of Operations, page 32

Net Sales by reporting segment, page 33

1.	We note that your discussion of changes in net sales references the increase in sales of select segments and goes on to discuss the change in each segment without quantifying individual factors for the material changes. Where changes in revenue are attributable to more than one factor, please revise to quantify each factor. For example, on page 34 you state that the mobile phone business acquired from SANYO contributed approximately ¥87,000 million to segment sales while “sales in the United States decreased and new product development was delayed.” Please quantify each material factor (i.e. such as price changes and / or volume changes), disclose separately the effect on operations attributable to each component of the aggregate change from year to year and disclose the nature of or reason for each component of the aggregate change. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from year to year. For example, if a company’s financial statements reflect materially lower revenues resulting from a decline in volume when compared to a prior period, MD&A should not only identify the decline in sales volume, but also should analyze the reasons underlying the decline in sales. The analysis should reveal underlying material causes of the matters described and any future impact on operating results. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Additionally, we note no significant modification in your discussion of changes as a result of similar comments issued in our March 7, 2008 letter. Accordingly, please tell us how you intend to address our comments in your future MD&A analysis in your response. See ltem 303 of Regulation S-K and FR-72 for guidance.

Response:

In response to the Staff’s comment letter dated March 7, 2008, we added additional disclosures, such as changes in production volume in the solar energy business and shipment or sales units data for the Telecommunications Equipment Group and the Information Equipment Group, for the fiscal year ended March 31, 2009. In light of the Staff’s comment letter dated September 8, 2009, in future filings, we will revise our analysis of our results of operations to include additional material factors such as price changes, volume changes, geographical analysis and the impact of mergers and acquisitions.

To illustrate, an example of such proposed additional disclosure for the Telecommunications Equipment Group, using March 31, 2009 data, follows.

Net sales by reporting segment

(5) Telecommunications Equipment Group

Total sales in this reporting segment, which consists of the mobile phone business and telecommunication system equipment business, decreased by ¥2,059 million ($21 million), or 0.9%, to ¥218,758 million ($2,210 million) in fiscal 2009 as compared with ¥220,817 million in fiscal 2008.

The appreciation of the yen against the U.S. dollar produced a negative impact on sales of approximately ¥11,400 million ($115 million) compared with fiscal 2008.

As shown in the following table, sales of telecommunication system equipment business slightly increased by ¥1,030 million ($10 million) as compared with fiscal 2008, due mainly to an increase in sale of personal handy phone system (“PHS”) handsets and base stations in Japan. However, in the mobile phone business, which accounted for approximately 87% of the total sales in this segment, sales of Kyocera’s existing mobile phone business significantly decreased by ¥88,471 million ($894 million) compared with fiscal 2008 while the mobile phone business acquired from SANYO contributed ¥86,852 million ($877 million) to the sales of the mobile phone business in fiscal 2009,

Analysis of sales

	(Yen in millions)
	Fiscal year ended March 31,		Increase (Decrease)
	2008	2009
Kyocera’s existing mobile phone business	¥191,571	¥103,100	¥(88,471)
Mobile phone business acquired from SANYO	—	¥86,852	¥86,852

Total mobile phone business	¥191,571	¥189,952	¥(1,619)

Telecommunication system equipment business	¥29,246	¥30,276	¥1,030
Adjustments and eliminations	—	¥(1,470)	¥(1,470)

Total	¥220,817	¥218,758	¥(2,059)

Notes:

1)	Mobile phone business includes sales of handsets and repair parts.
2)	Telecommunication system equipment business includes sales of PHS handsets, PHS terminals and base stations.

The material factor for the significant decline in sales of Kyocera’s existing mobile phone business was a large decrease in sales volume of mobile phone handsets, while pricing of mobile phone handsets was not a material factor for the decreased sales because the average selling price of mobile phone handsets in Kyocera’s existing mobile phone business was stable both in the Japanese and overseas market.

Total sales volume of mobile phone handsets in fiscal 2009 decreased by approximately 1.4 million units, or 12% to 10.5 million units as compared with 11.9 million units in fiscal 2008.

Sales volume of Kyocera’s existing mobile phone business in Japan decreased by approximately 1.4 million units as compared with fiscal 2008, which represented a decrease of approximately 12% of total sales volume of mobile phone handsets. This decrease in sales volume resulted from a decrease in replacement demand for mobile phone handsets in the Japanese market due to the introduction of an installment sales method by telecommunication service providers. The installment sales method allows customers to pay for handsets on a monthly basis over the term of a contract period. As a result, the telecommunication providers were no longer able to provide certain sales incentives to the agents selling their mobile phone handsets. Such sales incentives were historically passed along to the subscribers (the handset purchasers) and encouraged them to replace handsets on a more frequent basis. As a result, the replacement cycle of subscribers of the telecommunication service providers (handset purchasers) has been extended and handset replacement demand decreased as compared with prior years.

Sales volume of Kyocera’s existing mobile phone business outside Japan (mainly in the U.S.) also decreased by approximately 3.4 million units as compared with fiscal 2008, which represented a decrease of approximately 29% of total sales volume of mobile phone handsets, due mainly to the rapid economic downturn in the U.S. and a delay in our new product development.

Sales volume of the mobile phone business acquired from SANYO were approximately 3.4 million units, which represented a contribution of approximately 29% of total sales volume of mobile phone handsets.

Operating profit (loss) by reporting segment

(5) Telecommunications Equipment Group

This reporting segment recorded an operating loss of ¥17,713 million ($179 million) in fiscal 2009, a decrease of ¥24,499 million ($247 million), as compared with an operating profit of ¥6,786 million in fiscal 2008.

In the mobile phone business, profitability in the mobile phone business acquired from SANYO was depressed due to the deterioration in market conditions and due to a considerable decline in sales of handsets in Japan and overseas owing to a reduction in the number of new models released. Profitability decreased in Kyocera’s existing mobile phone business due to delayed development of new products because of the economic downturn overseas and due to a decline in sales volume of mobile phone handsets in Japan, which was affected by the introduction of the installment sales method by telecommunication service providers. As a result, both the mobile phone business acquired from SANYO and Kyocera’s existing mobile phone business recorded operating losses in fiscal 2009, which comprised approximately 60% and to 40% of operating loss in this reporting segment, respectively.

Other factors behind the decline in profit were increases in depreciation and amortization costs and R&D expenses by ¥8,193 million ($83 million) and ¥3,468 million ($35 million), respectively, as compared with fiscal 2008, due mainly to the addition of the mobile phone business acquired from SANYO. Additionally, personnel reductions were implemented in Kyocera’s existing mobile phone business in the fourth quarter to enhance future profitability, resulting in the recognition of approximately ¥1,300 million ($13 million) of expense.

Analysis of operating profit

	(Yen in millions)
	Fiscal year ended March 31,		Increase (Decrease)
	2008	2009
Mobile phone business	¥4,234	¥(17,615)	¥(21,849)
Telecommunication system equipment buisness	¥2,557	¥(111)	¥(2,668)
Adjustments and eliminations	¥(5)	¥13	¥18

Total operating profit	¥6,786	¥(17,713)	¥(24,499)

2.	Furthermore in this regard, we see the discussion on page 34 that attributes part of the decrease in sales in your Telecommunications Equipment Group to the “introduction of an installment sales method.” Please describe and quantify for us in greater detail associated with the “introduction of an installment sales method.” Specifically, please tell us how the introduction of installment sales would materially impact segment revenues. Please also discuss how you recognize revenue under the installment sales methodology, tell us whether this is a change in your policy for recognizing revenue and provide us with a clear quantification of the transactions accounted for in this manner. We note that your current discussion of the change in sales does not appear to adequately support the decrease.

Response:

We do not sell our products on the installment sales method. Rather, the reference to the installment sales method relates to the introduction of that method by our customers. Due to a recommendation by Japan’s Ministry of Internal Affairs and Communications, our customers were no longer able to provide certain sales incentives to the agents selling their mobile phone handsets. Savings from such sales incentives were historically passed along to the subscribers (the handset purchasers). As a result our customers and their agents began utilizing the installment sales method during the fiscal year ended March 31, 2009, in order to make mobile phones more affordable to handset purchasers. This has resulted in the replacement cycle of subscribers (handset purchasers) being extended, and handset replacement demand decreased as compared with prior years. The introduction of the installment sales method by our customers during the fiscal year ended March 31, 2009 was considered as one of the main reasons for a decrease of approximately 1.4 million units, or approximately 40% in sales volume of Kyocera’s existing mobile phone business in Japan, as compared with the fiscal year ended March 31, 2008. We will clarify this disclosure in future filings.

Item 18. Financial Statements- page 102

Note 1. Accounting Policies, page F-9

Revenue Recognition, page F-9

3.	We note your accounting policy which discusses that you recognize revenue for various types of products when the earnings process is complete and that most of the criteria for revenue recognition are satisfied at the time of delivery for domestic sales and at time of shipment for export sales. We note that you sell a diverse variety of products through seven reporting segments. It appears that your revenue recognition policy does not adequately discuss the details of how you recognize revenue from such diverse product lines and segments. Accordingly, with respect to each of your segments, please describe for us in detail the nature of the revenue transactions with customers, distributors, wholesalers and manufacturers. Please specify instances in which you do not recognize revenue at time of delivery or shipment and the significant terms of those sales arrangements, including any customer acceptance provisions, returns, price protection or stock rotation rights. Please describe for us any transactions that result in the deferral of any portion of the consideration in the arrangement and how that is accounted for. Provide us with references to the authoritative US GAAP that supports your accounting for any such transactions.

Response:

We acknowledge the Staff’s comments, and would like to clarify the nature and terms of our revenue transactions, types of customers and revenue recognition policies for our products by segment.

Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group and Telecommunications Equipment Group

Revenue transactions entered into by our Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group and Telecommunications Equipment Group segments are similar in nature as further described below.

The Fine Ceramic Parts Group’s products include information and telecommunication components, sapphire substrates, components for semiconductor processing equipment, components for liquid crystal display manufacturing equipment, automotive components, and general industrial ceramic components. Sales of these products are made to manufactures in the computer, telecommunication, automotive, as well as various other industrial sectors.

The Semiconductor Parts Group’s products include ceramic packages for crystal and surface acoustic wave devices, charge coupled device/complementary metal oxide semiconductor sensors, ceramic packages, large scale integration ceramic packages, wireless communication device packages, optical communication device packages and components, and organic multilayer packages and substrates. Sales of these products are made to manufacturers in the computer and telecommunication sectors.

The Applied Ceramic Products Group’s products include residential and industrial solar power generating systems, cutting tools, medical and dental implants, and jewelry and applied ceramic products such as kitchen knives. Sales of these products are made to distributors and in the case of solar power generating systems to distributors and directly to end users.

The Telecommunication Equipment Group’s products include Code Division Multiple Access (“CDMA”) and Personal Handy Phone System (“PHS”) mobile phone handsets, PHS base stations, and wireless broadband systems. Sales of these products are made to telecommunication services providers.

We recognize revenue in the above segments when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”) and Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (“CON 5”). Upon the transfer of ownership, all of the following revenue recognition criteria have been met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred or services have been rendered

3. The seller’s price to the buyer is fixed or determinable

4. Collectability is reasonably assured

Sales to customers in each of the above segments including those to manufacturers, distributors and telecommunication services providers are based on the specific terms and conditions contained in firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and transfer of title) of the products. For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems direct to end users. Transfer of ownership and revenue recognition for sales of solar power generating systems direct to end users occurs at the completion of installation and customer acceptance, as we have no further obligations under the contracts and all revenue recognition criteria under SAB 104 have been met.

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. The terms of our customer orders do not contain price protection or stock rotation provisions. In the case of sales to distributors in the Applied Ceramic Products Group, we provide cash rebates when predetermined sales targets are achieved during a certain period. Provisions for rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”).

With the exception of the installation of solar power generating systems in sales to end users, there are no material multiple element arrangements.

Electronic Device Group

The Electronic Device Group’s products include ceramic capacitors, tantalum capacitors, timing devices, surface acoustic wave devices, radio frequency modules, electromagnetic interference filters, connectors, thermal printheads, inkjet printheads, amorphous silicon photoreceptor drums, and liquid crystal displays. Sales of these products are made to manufacturers and to distributors.

Revenue in the Electronic Device Group is recognized when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured in accordance with SAB 104 and CON 5. Upon the transfer of ownership, all of the following revenue recognition criteria have been met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred or services have been rendered

3. The seller’s price to the buyer is fixed or determinable

4. Collectability is reasonably assured

Sales to customers in the segment including those to manufacturers and distributors are based on the specific terms and conditions contained in firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and transfer of title) of the products. For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer. There are no multiple element arrangements in the segment.

Sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with EITF 01-9, and FASB Statement No. 48, Revenue Recognition When Right of Return Exists (“FAS 48”). There are no price protection, stock rotation or returns provisions except as noted below.

Distributor Stock Rotation Program - Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage of the previous six months’ net sales. In accordance with FAS 48, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. We believe that these procedures enable us to make reliable estimates of future returns under the stock rotation program. Our actual results approximate our estimates. When the products are returned and verified, the distributor is given credit against their accounts receivable.

Distributor Ship-from-Stock and Debit Program - Ship-from-Stock and Debit (“ship and debit”) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor’s end customer from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customer. In accordance with SAB104, at the time we record the sales to the distributor, an allowance for the estimated future distributor activity related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activity. In accordance with FAS 48, we record an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. We believe that these procedures enable us to make reliable estimates of future credits under the ship and debit program. Our actual results approximate our estimates.

Information Equipment Group

The Information Equipment Group’s products include printers, copying machines, and multifunctional peripherals. Sales of these products are made to distributors as well as directly to end users.

Sales to distributors and end users are recognized when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured in accordance with SAB 104 and CON 5. Upon the transfer of ownership, all of the following revenue recognition criteria have been met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred or services have been rendered

3. The seller’s price to the buyer is fixed or determinable

4. Collectability is reasonably assured

Sales to customers in this segment including those to distributors and end users are based on the specific terms and conditions contained in firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and transfer of title) of the products. For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer. For sales directly to end users, Kyocera offers service maintenance contracts, which are normally renewable on an annual basis. Service revenues are recognized over the term of the related service maintenance contracts and are generally billed in arrears. Such service revenues are not significant to Kyocera.

Kyocera provides a standard one year manufacturer’s warranty on the products. For sales to end users, extended warranty plans may be purchased which are renewable in one year incremental periods at the end of the warranty term. Revenue from extended warranty agreements is recognized over the term of the warranty period in accordance with FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. Product returns are only accepted if the products are considered to be defective. We do not provide price protection provisions or stock rotation provisions.

We provide cash rebates to distributors when predetermined sales targets are achieved during a certain period. A provision for sales rebates is recorded as a reduction of revenue for sales to distributors at the time of the sale based on the estimate of the sales forecast with the respective distributor in accordance with EITF 01-9.

We also enter into lease contracts directly with end users which are categorized as operating or sales-type leases with terms ranging from one year to seven years. Rental income from lease contracts categorized as operating leases is not significant to Kyocera. Revenue from sales-type leases is recognized upon the completion of installation and unearned income (which represents interest) of sales-type leases is amortized over the lease term using the effective interest method in accordance with FASB Statement No. 13, Accounting for Leases.

Others

The Others segment contains a variety of individual businesses which includes the Integration Business of Information Systems and Network Infrastructures, Telecommunication Engineering Business, Chemical Materials Business and Hotel Business. Other than the Integration Business on Information Systems and Network Infrastructures, the remaining businesses provide a wide variety of products and services each of which are individually insignificant to consolidated revenues. As for the Integration Business on Information Systems and Network Infrastructures, all sales of services are to end users. This business mainly provides data center services for mobile phone content distribution and information technology solutions services for business users by developing new products featuring network services as well as system integration services. Revenue from the Integration Business is recognized when services are rendered except for revenue from software development in the system integration services, which is recognized at the time of completion of development of software and receipt of customer acceptance.

We have reviewed the disclosures of our revenue recognition policies and will enhance such disclosures in future filings.

Note 4. Investment in Debt and Equity Securities, Page F-21

4.	Reference is made to the contractual maturities of available-for-sale and held-to-maturity securities table on page F-23. Based on the totals provided in this table and elsewhere in Note 4 to your financial statements, it appears that you have not provided the required disclosures per paragraph l9 and 20 of SFAS No. 115 as it relates to all of your short-term investments in the amount of $US 2,041,849 and long-term securities and other investments in the amount of $US 3,554,03l. Please tell us your basis for only including some of your investments in debt and equity securities in Note 4 to your financial statements rather than including all of your investments in debt and equity securities, as disclosed on your balance sheet on page F-3.

Response:

We would like to clarify to the Staff that we have provided the required disclosure per paragraph 19 and 20 of SFAS No. 115. The following tables provide a detail of our short-term investments and securities and other investments in our consolidated balance sheet as of March 31, 2009 as well as a reconciliation to our Note 4:

Short-term Investments and Securities and Other investments as of March 31, 2009 (U.S. dollars in thousands)

	Carrying amount in Consolidated Balance Sheet		Cost	Fair Value
	Amount		Amount	Amount
Time Deposits (Over 3 months within 12 months to original maturity)	$363,131		$363,131	$363,131
Certificates of deposits (Over 3 months within 12 months to original maturity)	1,516,162		1,516,162	1,516,162
Available-for-Sale Securities	51,485	(a)	53,596	51,485	(e)
Held-to-Maturity Securities	50,485	(b)	50,485	50,495	(f)
Current portion of long-term time deposits (within 1 year to maturity)	60,586		60,586	60,595

Total Short-term Investments	$2,041,849		$2,043,960	$2,041,868

Long-Term Time Deposits (Over 12 months to maturity)	$193,515		$193,515	$193,616
Available-for-Sale Securities	3,056,758	(c)	2,853,030	3,056,758	(g)
Held-to-Maturity Securities	231,556	(d)	231,556	230,737	(h)
Other securities	61,192		61,192	61,192
Long-term Loans	11,010		11,010	11,010

Total Securities and Other Investments	$3,554,031		$3,350,303	$3,553,313

Reconciliation with Note 4 (U.S. dollars in thousands)
	Carrying amount in Consolidated Balance Sheet		Cost	Fair Value
	Amount		Amount	Amount
Available-for-Sale Securities included in Short-term Investments	$51,485	(a)	$53,596	$51,485	(e)
Available-for-Sale Securities included in Securities and Other Investments	3,056,758	(c)	2,853,030	3,056,758	(g)

Total Available-for-Sales Securities	$3,108,243		$2,906,626	$3,108,243

Held-to-Maturity Securities included in Short-term Investments	$50,485	(b)	$50,485	$50,495	(f)
Held-to-Maturity Securities included in Securities and Other Investments	231,556	(d)	231,556	230,737	(h)

Total Held-to-Maturity Securities	$282,041		$282,041	$281,232

Total	$3,390,284		$3,188,667	$3,389,475

Our Note 4 is prepared in accordance with the requirements of SFAS No. 115. We did not consider it necessary to include time deposits, certificates of deposit, current portion of long-term time deposits, long-term time deposits and long-term loans into the table presented in Note 4 as these items are not within the scope of SFAS No. 115. In addition, the other securities are equity investments in the common stock of non-public entities and were excluded as the other securities do not have readily determinable fair values.

Time deposits, current portion of long-term time deposits and long-term time deposits are money deposited at financial institutions that cannot be withdrawn for a certain term or period of time. When the term is over the deposit can be withdrawn or it can be held for another term. Certificates of deposits are financial instruments offered by financial institutions that are similar to time deposits. They are not securities under Japanese Financial Instruments and Exchange Act. Long-term loans are money loans to third parties.

As such, these instruments are neither debt securities nor equity securities as defined in SFAS No. 115 paragraph 137.

In future filings, we will enhance our disclosure of our investments in debt and equity securities in Note 4 to include the following:

Except for the above, Kyocera held time deposits, certificates of deposits and long-term loans that were not within the scope of SFAS No. 115. These investments amounted to ¥ xxx million ($ xxx thousand), ¥ xxx million ($ xxx thousand) and ¥ xxx million ($ xxx thousand) at March 31, 2010, respectively. In addition, we held unlisted common stock that did not have readily determinable fair values which amounted to ¥ xxx million ($ xxx thousand) at March 31, 2010.

Note 7. Investment in and Advance to Affiliates, Page F-25

5.	We note from your disclosure the Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which you account for under the equity method, Based on your disclosure on page F-26, it appears that this equity investment subsidiary may meet the significant test as prescribed by Rule 4-08(g) of Regulation S-X. In this regard, if this equity investment subsidiary meets the significant test criteria as described in Rule 4-08(g) of Regulation S-X, please provide us with and revise the notes to your financial statements in future filings to provide the disclosures required by Rule 4-08(g) of Regulation S-X. If you believe that this equity investment subsidiary does not meet the significant test criteria as described in Rule 4-08(g) of Regulation S-X, please provide us with your calculation, which supports your conclusion.

Response:

We respectfully inform the Staff that we conducted the significance test as prescribed by Rule 1-02(w) with respect to WILLCOM, Inc. (“WILLCOM”) and our other affiliates. As a result of the test, WILLCOM and other affiliates did not meet the significance test criteria individually or on an aggregate basis. Therefore, we did not provide summarized financial information as prescribed by Rule 4-08(g) of Regulation S-X.

The details of the “Significance test” are as follows:

The total assets of Kyocera as of the end of March 31, 2009 were ¥1,773,802 million.

Under test (1) of Rule 1-02(w), Kyocera’s investments in and advances to affiliates of ¥19,043 million, including ¥18,580 million to WILLCOM, did not exceed 10 percent of the total assets of Kyocera.

Under test (2) of Rule 1-02(w), Kyocera’s proportionate share of affiliates’ total assets of ¥105,724 million, including the total assets of WILLCOM of ¥57,061 million, did not exceed 10 percent of the total assets of Kyocera.

Kyocera’s total assets as of the end of the most recently completed year (Yen in millions)

As of March 31, 2009	1,773,802

(1) Rule 1-02(w): Investment in / advance test (Yen in millions)

the total assets	1,773,802
(a) Kyocera’s investments in and advances to the affliates including WILLCOM	19,043
% to the total assets	1.1%

(2) Rule 1-02(w): Total assets test (Yen in millions)

the total assets	1,773,802
(a) Total assets of the affliates including WILLCOM	238,865
(b) Kyocera’s interest	105,724
% to the total assets	6.0%

Income from continuing operations before income taxes, extraordinary items, and the cumulative effect of accounting changes after excluding the losses incurred by the tested subsidiaries for the year ended March 31, 2009 was ¥55,982 million. As the income of ¥55,982 million for the fiscal year ended March 31, 2009 was 46 percent of the average of the income for the last five fiscal years ended March 31, 2009, the average income of ¥122,230 million was used for the computation in accordance with Computational Note 2 of Rule 1-02(w) of Regulation S-X.

Under test (3) of Rule 1-02(w), Kyocera’s equity in the affiliates’ income before income taxes of ¥7,216 million, including ¥6,865 million for WILLCOM, did not exceed 10 percent of the average of the Income (as defined below) for the fiscal year ended March 31, 2005 to the fiscal year ended March 31, 2009.

Income from continuing operations before income taxes, extraordinary items, and the cumulative effect of accounting changes of Kyocera (the “Income”) (Yen in millions)

Years ended March 31,	Income before income tax (a)	Losses incurred by the tested affiliates (the losses) (b)	Income (a) – (b)

2009	55,982	0	55,982
2008	174,842	(6)	174,848
2007	156,540	(23)	156,563
2006	117,237	(642)	117,879
2005	104,013	(1,864)	105,877

Average of last 5 years			122,230

90 percent of average of last 5 years			110,007

(3) Rule 1-02(w): Income test (Yen in millions)

The average of the Income for the last five fiscal years	122,230
(a) Income before income taxes of the affiliates including, WILLCOM	23,704
(b) Kyocera’s interest	7,216
% to the average of the Income for the last five fiscal years	5.9%

Note: The above ¥7,216 million of Kyocera’s interest, which was computed based on the affiliates’ pre-tax profit, differs from the amount of ¥6,460 million of equity in earnings of affiliates and unconsolidated subsidiaries shown in the Consolidated Income Statement, which was computed based on the affiliates’ after tax net income.

*        *        *        *        *

With respect to the comments of the Staff and the responses thereto of Kyocera set forth above, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Principle Financial Officer)
Kyocera Corporation
Tel: +81-75-604-3500
Fax: +81-75-604-3557

CC:

Mr. Kevin Kuhar

Mr. Martin James

Division of Corporation Finance

Securities and Exchange Commission

Izumi Akai, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

Mr. Hirokaze Hanai

Partner, Kyoto Audit Corporation

Tel: +81-75-241-1901

Mr. Michael G. Smith

Partner, PricewaterhouseCoopers L.L.P.

Tel: +1-973-236-4833